SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                               Commission File Number: 333-56262

                           NOTIFICATION OF LATE FILING

(Check One):  X  Form 10-K  and Form 10-KSB     Form 11-K       Form 20-F
             ---                             ---            ---
                 Form 10-Q                      Form N-SAR
             ---                             ---

      For Period Ended: September 30, 2004

___ Transition Report on Form 10-K and Form 10-KSB
___ Transition Report on Form 20-F
___ Transition Report on Form 11-K
___ Transition Report on Form 10-Q and Form 10-QSB
___ Transition Report on Form N-SAR

          For the Transition Period Ended: ____________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:         El Capitan Precious Metals, Inc.
                           -----------------------------------------------------
Former name if applicable:
                           -----------------------------------------------------

Address of principal executive
 office (Street and number):     14201 North 87th Street, Suite 216
                           -----------------------------------------------------

City, State and zip code:        Scottsdale, Arizona  85260
                           -----------------------------------------------------

                                     PART II
                             RULE 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a)   The reasons described in reasonable detail in Part III
                        of this form could not be eliminated without
                        unreasonable effort or expense.
      X           (b)   The subject annual report, semi-annual report,
     ---                transition report on Form 10-K, 20-F, 11-K or Form
                        N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c)   The accountant's statement or other exhibit required by
                        Rule 12b-25(c) has been attached if applicable. Not applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant has experienced significant delays in preparing its Form 10-KSB for the period ended September 30, 2004 which could not have been avoided without unreasonable effort and expense. In November 2004, the Registrant moved its corporate headquarters, including its accounting functions, to a new office location, hindering and delaying its ability to prepare the Form 10-KSB. Additionally, effective July 1, 2004, an employee of the Registrant critical to the financial and SEC reporting functions of the Registrant resigned his position. The Registrant's current Chief Financial Officer has assumed these functions, but did not commence employment with the Registrant until November 1, 2004. As previously disclosed in a Current Report on Form 8-K dated October 25, 2004, the Registrant changed auditors effective October 25, 2004. Due to these events, the Registrant is unable to file the Form 10-KSB for the year ended September 30, 2004 within the prescribed period without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

                           Steve Antol (480) 607-7093
                          -----------------------------
                             (Name)   (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s). X   Yes    No
                   ---      ---

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes     No X
   ---    ---

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        El Capitan Precious Metals, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 29, 2004                              By: /s/ Steve Antol
      -----------------                              ---------------------------
                                                     Steve Antol
                                                     Chief Financial Officer


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